

IAMGOLD® CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS NEW GOLD DISCOVERY AT THE CÔTÉ GOLD PROJECT, ONTARIO

Toronto, Ontario, March 26, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced results from the ongoing exploration drilling program on the Côté Gold Joint Venture Project, located 125 km southwest of Timmins and 175 km north of Sudbury, Ontario, Canada. The Côté Gold Project is a 70:30 joint venture between IAMGOLD Corporation and Sumitomo Metal Mining Co. Ltd (SMM Gold Côté Inc.).

The Company is reporting assay results from fourteen diamond drill holes (including the deepening of a historical drill hole) totaling 7,452 metres completed as part of its 2017 – 2018 exploration drilling program, which has led to the discovery of intrusive-hosted mineralization referred to as the Gosselin Zone. In addition, the Company is reporting assay results from a drill core re-logging and sampling program of historical drill holes located along a potential south-west extension of this discovery, referred to as the Young-Shannon Zone. The assay results are provided in Tables 1 and 2 below and include the following highlights (a drill hole plan map is attached to this news release):

Gosselin Zone:

- **Drill hole CL15-39EXT: 350.0 metres grading 0.81 g/t Au**
  includes: 15.0 metres grading 2.32 g/t Au
  includes: 91.0 metres grading 1.13 g/t Au
  includes: 104.0 metres grading 1.12 g/t Au

- **Drill hole GOS17-05: 345.0 metres grading 0.68 g/t Au**
  includes: 132.3 metres grading 1.13 g/t Au

- **Drill hole GOS18-07: 130.0 metres grading 0.63 g/t Au**
  and 139.7 metres grading 1.36 g/t Au
  includes: 79.0 metres grading 2.11 g/t Au

- **Drill hole GOS18-09: 261.2 metres grading 0.65 g/t Au**
  includes: 163.0 metres grading 0.95 g/t Au
  and 92.0 metres grading 1.42 g/t Au

Young-Shannon Zone:

- **Drill hole YS87-8: 32.5 metres grading 7.53 g/t Au**

- **Drill hole YS90-181: 128.5 metres grading 1.12 g/t Au**

The drilling results confirm the discovery of a new zone of mineralization referred to as the "Gosselin Zone", located approximately 1.5 km northeast of the Côté Gold Deposit. The Côté Deposit (on a 100% basis) hosts estimated Proven and Probable Mineral Reserves totaling 7.3 million ounces of contained gold and Measured and Indicated Mineral Resources (inclusive of Reserves) totaling 10.0 million ounces of contained gold, and Inferred Mineral Resources totaling 2.4 million ounces of contained gold (see news releases dated November 1, 2018 and February 19, 2019). The Gosselin discovery represents the most significant drill intercepts of continuous gold mineralization so far encountered outside of the Côté Deposit on the joint venture project mineral holdings.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The Gosselin Zone is a new grass-roots discovery, the result of our ongoing commitment to sustained exploration and an excellent group effort by the Côté Exploration team. With the completion of a positive feasibility study for the Côté Gold deposit in 2018, demonstrating a solid development opportunity with a long mine life and low production costs, this exploration success continues to add to our track record of resource expansion and further enhances the long term value of this exciting development project."

2017 – 2018 Exploration Program

The 2017 – 2018 exploration drilling program was designed to test the continuity of the new Gosselin zone in a number of directions from the discovery hole (GOS17-05) and to determine if the gold mineralization intersected at depth extendsi to surface. The program included one drill hole executed as a deepening of a pre-existing shallow drill hole from 2015 (CL15-39 EXT). All drill holes from the 2017 – 2018 campaign were collared from land on the north shore of Three Ducks Lake.

The drilling program has confirmed the presence of a wide corridor of gold mineralization with approximate dimensions of 750 metres (strike), 200 metres (width) and 400 metres (depth). Thirteen of the fourteen completed drill holes intersected significant core intervals with elevated gold values (see Table 1 below).

Host lithologies are similar to those which host the Côté Gold Deposit and include: tonalite, diorite, diorite breccia and hydrothermal breccia, all of which are cross-cut by post-mineralization mafic dikes. The intrusive rocks display alteration assemblages dominated by moderate to intense sericite and silica-albite alteration, again similar to that observed at the Côté Deposit.

Sulphide mineralization (pyrite, chalcopyrite, and pyrrhotite) occurs throughout the altered rocks as disseminations, patches, fracture-fillings, veinlets and within the matrix of the hydrothermal breccia. The sulphide assemblage is locally accompanied by molybdenite and rare visible gold. Sulphides are generally more-concentrated in the matrix of the hydrothermal breccia, where chalcopyrite has been observed in abundances from 2 to 3%.

After the initial discovery of the Gosselin Zone, a re-logging and core sampling program of historical drill holes which originally targeted the near-by Young-Shannon high grade vein system to the southwest of the Gosselin Zone was initiated to seek a possible connection to the intrusion hosted mineralization intersected at Gosselin. Historical exploration work carried out on the Young-Shannon property since the late 1920's and intermittently until the early 2000's, included extensive diamond drilling (225 drill holes and > 33,300 metres of drilling) and underground exploration comprising a shallow inclined shaft with levels at 30 and 57 metres depth, along with a limited amount (200 metres) of lateral development. The historical work outlined gold values over narrow widths in structurally-controlled quartz-veins within the more mafic phases of granodiorite, and it was concluded by previous owners to be an Archean lode-gold style of mineralization hosted in discontinuous veins.

Recovery and re-examination of core from 33 historical drill holes, totaling 5,453 metres, revealed the presence of wide intervals of unsampled core displaying strong sericite and silica-albite alteration in tonalite and hydrothermal breccia, associated with disseminated sulphide mineralization. The alteration and mineralization was interpreted as favorable for intrusion-hosted gold mineralization similar to Gosselin and the Côté Deposit.

Assay results returned wide intervals of gold mineralization throughout the host rocks, often extending from top to bottom of the shorter drill holes, including drill holes collared proximal to the Gosselin discovery. Of the 33 drill holes re-sampled, a total of 15 returned gold mineralization over core intervals greater than 15 metres in length. The assay results are presented in Table 2 below and assay highlights are provided on the attached map.

Next Steps

The 2019 Phase I exploration diamond drilling program has commenced and entails the completion of 15 planned diamond drill holes (4,500 metres) mainly on Three Ducks Lake. The program is designed to test for the extension of the new Gosselin zone to surface beneath Three Ducks Lake, and to delineate the ultimate size potential of this discovery. The program will also test for continuity between the new Gosselin Zone and the recently discovered intrusion-hosted gold mineralization associated with the Young-Shannon Zone.

As results merit, a second phase of drilling is anticipated to complete an infill drilling program (50 to 75 metres drill hole spacing) to support the completion of an initial NI 43-101 compliant resource estimate in 2020.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Al Smith, P. Geo, District Manager – Exploration for IAMGOLD in the Ontario Côte District. He is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The "Qualified Person" responsible for the planning, supervision and execution of the diamond drilling program is Brad McKinley, P. Geo, Senior Geologist for IAMGOLD in the Ontario Côte District. The technical information has been included herein with the consent and prior review of the above noted Qualified Persons.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations. Samples were stored in sealed plastic bags and packed into fiber backs onto a pallet where they were shrink wrapped for transport. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory.

Activation Laboratories Limited (located in Timmins, Ontario) and AGAT Laboratories (Thunder Bay and Mississauga, Ontario) were the both utilized for assay analyses. Actlabs completed crushing, pulverizing, and fire assay in Timmins Ontario. AGAT Laboratories completed crushing and pulverizing in their Thunder Bay facility and shipped the pulps to their Mississauga facility for fire assay.

Analyses completed at both facilities were similar and are summarized below. Activation Laboratories completed the following: Samples are coarse crushed to 90% passing 2.0 mm screen (10 mesh screen), riffle split (250 gram) and (mild steel) to 95% passing 105μm. Cleaner sand is included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish. For samples that returned assay values over 3.0 grams per tonne (g/t), another cut is taken from the original pulp and fire assayed with a gravimetric finish. For samples showing visible gold (VG) or samples which have returned values greater than 5.0 g/t, these were re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

AGAT Labs used a very similar procedure comprising the following: Samples are coarse crushed to 75% passing 2.0 mm screen (10 mesh screen), riffle split (250 gram) and (mild steel) to 85% passing 75μm. Cleaner sand included. Samples were analyzed using a standard 30 gram fire assay (30 g aliquot) with an Atomic Absorption (AA) finish. For samples that return assay values over 3.0 grams per tonne (g/t), another cut is taken from the original pulp and fire assayed with a gravimetric finish. For samples showing visible gold (VG) or samples which have returned values greater than 5.0 g/t, these were re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as

may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relation Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1 Gosselin Project Drilling Results - 2017-2018 Drilling program										
Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval [1]	Au [2]
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
CL15-39EXT	430999	5268192	386	160	-45	648.0	298.0	648.0	350.0	0.81
Including [3]							298.0	313.0	15.0	2.32
Including [3]							*301.1*	*302.0*	*0.9*	*22.0*
Including [3]							*399.0*	*490.0*	*91.0*	*1.1*
Including [3]							*438.7*	*440.0*	*1.3*	*12.8*
Including [3]							*462.3*	*462.8*	*0.6*	*15.2*
Including [3]							*544.0*	*648.0*	*104.0*	*1.1*
GOS17-03	431772	5268022	383	200	-50	500.0	390.2	401.0	10.8	1.27
GOS17-04	431627	5268073	382	200	-48	900.0	292.5	389.5	97.0	0.41
GOS17-05	431533	5268149	382	209	-53	722.0	377.0	722.0	345.0	0.68
Including [3]							*647.5*	*648.0*	*0.5*	*11.23*
Including [3]							*452.5*	*584.8*	*132.3*	*1.13*
GOS18-06	431393	5268102	390	225	-60	634.0	399.5	487.4	87.9	0.72
GOS18-07	431348	5268065	383	221	-43	607.0	272.5	402.5	130.0	0.63
							467.3	607.0	139.7	1.36
Including [3]							*550.5*	*551.9*	*1.4*	*52.87*
Including [3]							*487.0*	*566.0*	*79.0*	*2.11*
GOS18-08	431023	5268183	387	95	-48	300.0	no significant values			
GOS18-09	430924	5267874	383	141	-55	450.0	8.0	139.0	131.0	0.32
							157.8	419.0	261.2	0.65
Including [3]							*256.0*	*419.0*	*163.0*	*0.95*
Including [3]							*305.0*	*397.0*	*92.0*	*1.42*
GOS18-10	430844	5267811	382	172	-60	525.0	18.4	36.0	17.6	0.48
							98.0	137.0	39.0	0.32
							269.5	525.0	255.5	0.73
Including [3]							*393.3*	*525.0*	*131.7*	*1.13*
Including [3]							*509.0*	*510.3*	*1.3*	*59.90*
GOS18-11	430595	5267834	382	189	-49	492.0	315.0	444.4	129.4	0.81
Including [3]							*360.0*	*444.4*	*84.4*	*1.16*
Including [3]							*364.0*	*365.0*	*1.0*	*10.40*
Including [3]							*392.5*	*393.3*	*0.8*	*47.00*
GOS18-12	430244	5267643	387	144	-50	408.0	122.2	138.0	15.8	0.48
GOS18-13	430491	5267418	386	31	-54	312.0	7.0	32.6	25.6	0.44
							257.2	311.0	53.9	0.35
GOS18-14	430873	5267516	381	309	-49	453.0	107.0	343.5	236.5	0.83
Including [3]							*207.5*	*208.2*	*0.8*	*15.70*
Including [3]							*251.0*	*252.0*	*1.0*	*21.90*
Including [3]							*333.8*	*334.7*	*0.9*	*32.50*
GOS18-15A	431322	5268017	386	184	-49	501.0	214.0	274.5	60.5	0.75
							320.6	342.3	21.7	1.87
							349.0	401.0	52.0	0.31
							414.0	499.0	85.0	0.36

Notes:
1. Insufficient drilling has been completed to accurately determine the Gosselin Zone orientation. Estimated true widths are approximately 60 to 95% of the Core Interval.
2. Drill hole intercepts are calculated with alower cut-off grade of 0.30 g/t Au
3. Assay intervals are reported uncut, but higher grade sub intervals are shown.

Hole No.	UTM NAD83 Zone17			AZ	DIP	EOH	From	To	Core Interval [1]	Au [2]
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(g/t)
YS87-8	430460	5267280	388	330	-45	183.2	43.0	74.5	31.5	0.40
							117.5	150.0	32.5	7.53
Including							*124.0*	*126.0*	*2.0*	*79.1*
Including							*130.0*	*132.0*	*2.0*	*15.4*
YS88-47c	430477	5267250	390	325	-65	284.8	1.9	30.0	28.1	0.43
YS89-82B	430953	5267600	382	335	-65	169.5	25.0	41.0	16.1	0.40
							81.8	110.5	28.7	0.79
YS89-89	430596	5267360	399	330	-45	138.6	24.0	59.2	35.2	2.12
							59.2	91.4	32.2	0.34
Including							*35.0*	*37.0*	*2.0*	*23.4*
YS89-108B	430893	5267550	382	330	-60	170.5	5.0	20.2	15.2	1.47
Including							*5.0*	*5.8*	*0.8*	*14.5*
							35.0	71.8	36.7	0.41
YS89-110	430910	5267530	383	330	-60	195.0	21.6	44.3	22.7	0.77
							47.4	134.6	87.2	0.87
Including							*63.0*	*64.5*	*1.5*	*12.6*
							141.0	162.4	21.4	1.12
YS89-116	430930	5267490	382	330	-60	272.3	146.2	180.7	34.5	0.32
							187.5	226.0	38.5	1.31
Including							*207.5*	*209.0*	*1.5*	*11.3*
YS89-163	430646	5267280	400	330	-45	205.8	118.4	140.3	21.9	2.65
Including							*130.0*	*132.0*	*2.0*	*11.6*
YS90-172B	430973	5267620	382	330	-65	155.5	132.3	150.8	18.5	0.55
YS90-179	431060	5267710	382	330	-45	109.7	46.9	72.9	26.0	0.39
YS90-180	431083	5267680	382	330	-45	143.3	109.7	143.3	33.6	0.32
YS90-181	431015	5267610	382	330	-65	198.5	66.0	194.5	128.5	1.12
Including							*125.0*	*125.5*	*0.5*	*40.2*
YS90-182B	431189	5267790	382	330	-65	121.9	12.8	118.6	105.8	0.86
YS90-183	431215	5267800	382	330	-45	99.1	12.6	34.7	22.1	0.36
							40.3	65.0	24.7	0.43
NV02-03	431340	5267590	382	330	-45	198.1	147.8	163.1	15.2	0.44
							173.7	198.1	24.4	0.77

Table 2   Young-Shannon Drill Core Re-sampling Assay Results - 2018

Notes:
1. True widths are not established yet. Geological modelling of the Au-bearing Young-Shannon breccia + tonalite is required before true widths can properly be established.
2. Significant Au composites from 2018 Re-log exceeding 15m of core length.   Assays are reported un-cut only.

Figure 1: Gosselin – Young Shannon drill hole plan map and highlighted 2017-18 assay results.